Exhibit 4.30

MEMORANDUM OF AGREEMENT

Norwegian Shipbrokers’ Association’s Memorandum of Agreement for sale and purchase of ships. Adopted by The Baltic and International Maritime Council (BIMCO) in 1956.

Code-name

SALEFORM 1987

Revised 1966, 1983 and 1986

Dated: 11 October 2006

SECOND ORIGINAL OF TWO

A.P. Møller - Mærsk A/S

Esplanaden 50

1098 Copenhagen K

Denmark

hereinafter called the Sellers, have today sold, and

Seaspan Corporation

Unit 2, 7th Floor

Bupa Centre

141, Connaught Road West

Hong Kong

China

hereinafter called the Buyers, have today bought

M. V. “MATHILDE MÆRSK”, hereinafter called the vessel,

Classification: Lloyds Register
Built: 1989	by: Odense Staalskibsværft A/S
Flag: Danish	Place of Registration: Skagen
Call sign: OUUU2	~~Register -~~tonnage: GT 52,191 /NT 25,458
~~Register~~ IMO number: 8618308
on the following conditions:

1.	Price

Price: USD 40,000,000 (United States Dollars Forty Million only) net to the Sellers in cash.

2.	Deposit

As a security for the correct fulfillment of this contract, ~~the Buyers shall pay a deposit of 10% - ten per cent of the Purchase Money within banking days from the date of this agreement. This amount shall be deposited with~~ 10 (ten) percent of the purchase price is to be deposited by the Buyers into a joint interest bearing account no 60434862 in the names of the Buyers and the Sellers at HSBC Bank London, 8 Canada Square, London E14 5HQ, UK within 3 (three) London banking days after this Agreement has been signed on fax by both parties.

Costs for such joint account and closing at HSBC London to be shared equally between the Buyers and the Sellers.

Documentary closing to take place at the Sellers’ nominated bank.

~~and held by them in a joint account for the Sellers and the Buyers.~~ Interest, ~~if any~~, to be credited the Buyers. ~~Any fee charged for holding said deposit shall be borne equally by the Sellers and the Buyers.~~

3.	Payment

The 10 (ten) per cent deposit shall be released and the 90 (ninety) per cent balance of the ~~The~~ said Purchase Money shall be paid free of bank charges to

Citibank, N.A., New York Branch, Account Number: 30625992, SWIFT: CITIUS33, Account holder: A.P. Møller - Mærsk A/S on delivery of the vessel, but not later than three banking days after the vessel is ready for delivery and written or telexed notice thereof has been given to the Buyers by the Sellers.

4.	Inspections

The Buyers have physically inspected the vessel in Yokohama, Japan on 11 September 2006 and have accepted the vessel.

The Buyers have inspected the vessel’s class records with Lloyds Register and have accepted same.

This agreement is thus not subject to any further inspections.

~~The Buyers shall have the right to inspect the vessel’s classification records and declare whether same are accepted or not within~~

~~The Sellers shall provide for inspection of the vessel at/in~~

~~The Buyers shall undertake the inspection without undue delay to the vessel. Should the Buyers cause such delay, they shall compensate the Sellers for the losses thereby incurred.~~

~~The Buyers shall inspect the vessel afloat without opening up and without cost to the Sellers. During the inspection, the vessel’s log books for engine and deck shall be made available for the Buyers’ examination. If the vessel is accepted after such afloat inspection, the purchase shall become definite except for other possible subjects in this contract provided the Sellers receive written or telexed notice from the Buyers within 48 hours after completion of such afloat inspection. Should notice of acceptance of the vessel’s classification records and of the vessel not be received by the Sellers as aforesaid, the deposit shall immediately be released, whereafter this contract shall be considered null and void.~~

5.	Place and time of delivery

The vessel shall be delivered ~~and taken over at/in~~ to / and taken over by the Buyers safely afloat at a safe berth /anchorage in one safe port in the Sellers’ option, Worldwide within INL excluding US ports between 1 November 2006 and 1 February 2007 with 1 February 2007 being the cancelling date in the Buyers’option.

If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the vessel will not be ready for delivery by the cancelling date they may notify the Buyers in writing stating the date when they anticipate that the vessel will be ready for delivery and propose a new cancelling date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 (Sellers’default) within 2 business days of the receipt of the notice or of accepting the new date as the new cancelling date. If the Buyers have not declared their option within 2 business days of receipt of the Sellers’ notification or if the Buyers accept the new date, the date proposed in the Sellers’ notification shall be deemed to be the new cancelling date and shall be substituted for the agreed cancelling date.

If this Agreement is maintained with the new cancelling date all other terms and conditions hereof including those contained in this clause shall remain unaltered and in full force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 (Sellers’default) for the vessel not being ready by the original cancelling date.

Should the vessel become an actual, constructive or compromised total loss before delivery or should this Agreement be terminated as above the deposit together with interest earned shall be released immediately to the Buyers whereafter this Agreement shall be null and void.

~~Expected time of delivery:~~

Date of cancelling (see clause 14): 1 February 2007 in the Buyers’ option.

~~The Sellers shall-keep the Buyers well posted about the vessel’s itinerary and estimated time and place of drydocking.~~

~~Should the vessel become a total or constructive total loss before delivery-the deposit shall immediately be released to the Buyers and the contract thereafter considered null and void.~~

The Sellers are to keep the Buyers updated on the vessel’s position with regard to the anticipated delivery date/place, and forward to the Buyers 35/30/15/10/8/5/3 and 1 days approximate notice of delivery.

6.	Drydocking (See Clause 16)

~~In connection with the delivery the Sellers shall place the vessel in drydock at the port of delivery for inspection by the Classification Society of the bottom and other underwater parts below the Summer Load Line. If the rudder, propeller, bottom or other underwater parts below the Summer Load Line be found broken, damaged or defective, so as to affect the vessel’s clean certificate of class, such defects shall be made good at the Sellers’ expense to 1) satisfaction without qualification on such underwater parts. 2)~~

~~Whilst the vessel is in drydock, and if required by the Buyers or the representative of the Classification Society, the Sellers shall arrange to have the tail end shaft drawn. Should same be condemned or found defective so as to affect the vessel’s clean certificate of class, it shall be renewed or made good at the Sellers’ expense to the Classification Society’s satisfaction without qualification.~~

~~The expenses of drawing and replacing the tail end shaft shall be borne by the Buyers unless the Classification Society requires the tail end shaft to be drawn (whether damaged or not), renewed or made good in which event the Sellers shall pay these expenses.~~

~~The expenses in connection with putting the vessel in and taking her out of drydock, including dry dock dues and the Classification Surveyor’s fees shall be paid by the Sellers if the rudder, propeller, bottom, other underwater parts below the Summer Load Line or the tail end shaft be found broken, damaged or defective as aforesaid or if the Classification Society requires the tail end shaft to be drawn (whether damaged or not). In all other cases the Buyers shall pay the aforesaid expenses, dues and fees.~~

~~During the above mentioned inspections by the Classification Society the Buyers’ representative shall have the right to be present in the drydock but without interfering with the Classification Surveyor’s decisions.~~

~~The Sellers shall bring the vessel to the drydock and from the drydock to the place of delivery at their own expense.~~

7.	Spares/bunkers etc.

The Sellers shall deliver the vessel to the Buyers with everything belonging to her on board including all broached/unbroached stores and provisions. ~~and on shore~~. All spare parts, ~~and~~ spare equipment and lashing gear, ~~including spare tail end shaft(s) and/or spare propeller(s), if any~~, belonging to the vessel at the time of inspection, used or unused, ~~whether~~ on board ~~or not~~ shall become the Buyers’ property, but spares on order to be excluded, however, for the Buyers reference, Sellers to disclose spares on order, if any, upon signing this Agreement. ~~Forwarding charges, if any, shall be for the Buyers’ account~~. The Sellers are not required to replace spare parts ~~including spare tail end shaft(s) and spare propeller(s)~~ which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. ~~The radio installation and navigational equipment shall be included in the sale without extra payment, if same is the property of the Sellers.~~

The only equipment containing asbestos onboard the vessel are the Railco sterntube bearings.

There is no spare tail shaft or spare propeller included in the sale.

The Sellers have the right to take ashore crockery, plate, cutlery, linen and other articles bearing the Sellers’ flag or name, provided they replace same with similar unmarked items. Library, forms, etc., exclusively for use in the Sellers’ vessels, shall be excluded without compensation. ~~Captain’s~~, Master’s Officers’ and Crew’s personal belongings including Master’s slop chest to be excluded from the sale, as well as the following additional items:

Excluded items are:

•	reefer container unit spare parts.

•	power packs for reefer containers with related plugs, cords and extension cables.

•	manual for reefer units.

•	log books for deck/engine, however the Buyers to have the right to take copies of same.

•	unitor bottles.

•	all Maersk blue hull paint.

•	slop chest

•	welfare equipment

•	pictures and paintings in the Sellers’ option.

•	documents directly related to present ownership.

•	documents which have to be returned to the authorities, however Buyers are allowed to make copies of same.

•	all forms etc. which are related to the present ownership.

•	the vessel’s maintenance system for hull and machinery, the Buyers to receive latest print out.

•	computer software for pc’s either developed by or licensed to the Sellers except loadmaster computer which is included in the sale.

•	ship’s bell, however, the Sellers undertake to replace the same at their cost.

•	digital cameras and mobile telehones.

•	Administrative LAN server.

EPIRB to be included in the sale, the Buyers will have to amend the signal upon delivery.

The Bunkers shall remain the property of the Sellers and the Buyers will not pay for same at the time of delivery, however, bunker quantities to be mutually agreed.

~~The Buyers shall take over remaining bunkers,~~

The Buyers shall take over remaining unused lubricating oils (broached or unbroached in tanks or drums) paying Oil Majors’ list prices in the port of Newark at the time of delivery less 15 (fifteen) pet discount except for the below stated three main lube quantities bulk prices to be agreed as follows:

Mobilgard 570: USD 165 /100 ltr

Mobilgard 300: USD 145/100 ltr

Mobilgard 430/440 : USD 175 /100 ltr

If delivery is made in drums a surcharge on USD 32 /100 ltr to be applicable. ~~and unused stores and pro-visions and pay the current market price at the port and date of delivery of the vessel.~~

Payment under this clause shall be made at the same time and place and in the same currency as the Purchase Money: in accordance with a preliminary invoice from the Sellers to be adjusted against the final invoice.

8.	Documentation

In exchange for payment of the Purchase Money the Sellers are to provide customary documentation reasonably required by the Buyers for their registration purposes. ~~shall furnish the Buyers with legal Bill of Sale of the said vessel free from all encumbrances and maritime liens or any other debts whatsoever, duly notarially attested and legalised by the consul toget~~

~~vessel the Sellers shall provide for the deletion of the vessel from the Registry of Vessels and deliver a certificate of deletion to the Buyers. The deposit shall be placed at the disposal of the Sellers as well as the balance of the Purchase Money, which shall be paid as agreed together with payment for items mentioned in clause 7 above.~~

The Sellers shall, at the time of delivery, hand to the Buyers all classification certificates-as well as all plans etc. which are onboard the vessel. Other technical documentation which may be in the Sellers’ possession shall promptly upon the Buyers’ instructions be forwarded to the Buyers. The Sellers may keep the log books, but the Buyers to have the right to take copies of same.

9.	Encumbrances

The Sellers warrant that the vessel, at the time of delivery, is charter free except any charter the Buyers might have entered into, free from all encumbrances and maritime liens or any other debts whatsoever including costs related to Port State Control. Should any claims which have been incurred prior to the time of delivery be made against the vessel, the Sellers hereby undertake to indemnify the Buyers against all consequences of such claims.

10.	Taxes etc.

Any taxes, fees and expenses connected with the purchase and registration under the Buyers’ flag shall be for the Buyers’ account, whereas similar charges connected with the closing of the Sellers’ register shall be for the Sellers’ account.

11.	Condition on delivery

The vessel is to be delivered with present class maintained, free of conditions except CoC 058, report no BOA0500053, YKA0660048 “Stern thruster tunnel at frame 133IWO E/R shaft tunnel, temporarily reinforced by doubling to be specially examined and dealt with at next drydocking in April 2007”, and hull and machinery continuous survey cycles up to date at the time of delivery. The Vessel with everything belonging to her shall be at the Sellers-risk and expense until she is-delivered to the Buyers, but subject to the conditions of this contract, she shall be delivered and - taken over as she is at the time of inspection, ~~fair~~ normal wear and tear excepted.

~~However, the vessel shall be delivered with present class free of recommendations~~. Class certificates and national certificates to be valid on day of delivery for a period of not less than three months. The Sellers shall notify the Classification Society of any matters coming to their knowledge prior to delivery which upon being reported to the Classification Society would lead to the withdrawal of the vessel’s class or to the imposition of a recommendation relating to her class.

12.	Name/markings

Upon delivery the Buyers undertake to change the name of the vessel ~~and alter funnel markings.~~, if so required by the Sellers. Same to be arranged by the Buyers for the Buyers time and expense.

13.	Buyers’ default

Should the deposit not be paid as aforesaid, the Sellers have the right to cancel this contract, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest at the rate of ~~12~~ 8% per annum.

Should the Purchase Money not be paid as aforesaid, the Sellers have the right to cancel this contract, in which case the amount deposited together with interest earned, if any, shall be forfeited to the Sellers. If the deposit does not cover the Sellers’ losses, they shall be entitled to claim further compensation for their losses and for all expenses together with interest at the rate of ~~12~~ 8% per annum.

14.	Sellers’ default

If the Sellers fail to execute a legal transfer or to deliver the vessel with everything belonging to her in the manner and within the time specified herein ~~in line 38~~, the Buyers shall have the right to cancel this contract in which case the deposit in full shall be returned to the Buyers together with interest at the rate of 12 8% per annum. The Sellers shall make due compensation for the losses caused to the Buyers by failure to execute a legal transfer or to deliver the vessel in the manner and within the time specified herein ~~in line 38~~, if such are due to the proven negligence of the Sellers.

15.	Arbitration

If any dispute should arise in connection with the interpretation and fulfilment of this contract, same shall be decided by arbitration in the city of 3) London governed by English law and shall be referred to a single Arbitrator to be appointed by the parties hereto. If the parties cannot agree upon the appointment of the single Arbitrator, the dispute shall be settled by three Arbitrators, each party appointing one Arbitrator, the third being appointed by 4) the London Maritime Arbitrators’ Association in London.

If either of the appointed Arbitrators refuses or is incapable of acting, the party who appointed him, shall appoint a new Arbitrator in his place.

If one of the parties fails to appoint an Arbitrator—either originally or by way of substitution— for two weeks after the other party having appointed his Arbitrator has sent the party making default notice by mail, cable or telex to make the appointment, the party appointing the third Arbitrator shall, after application from the party having appointed his Arbitrator, also appoint an Arbitrator on behalf of the party making default.

The award rendered by the Arbitration Court shall be final and binding upon the parties and may if necessary be enforced by the Court or any other competent authority in the same manner as a judgement in the Court of Justice.

This contract shall be subject to the law of the country agreed as place of arbitration.

Clauses 16 - 20 both inclusive as attached hereto shall form an integral part of this contract.

The Sellers:	The Buyers:
A.P. Møller - Mærsk A/S	Seaspan Corporation
[GRAPHIC APPEARS HERE]	[GRAPHIC APPEARS HERE]

1)	The name of the Classification Society to be inserted.

2)	Notes, if any, in the Surveyor’s report which are accepted by the Classification Society without qualification are not to be taken into account.

3)	The place of arbitration to be inserted. If this line is not filled in, it is understood that arbitration will take place in London in accordance with English law.

4)	If this line is not filled in it is.,understood that the third Arbitrator shall be appointed by the London Maritime Arbitrators’ Association in London.

This document is a computer generated SALEFORM 1987 Memorandum of Agreement printed by authority of the Norwegian Shipbrokers’ Association, using software which is the copyright of Strategic Software Ltd. (SSL). Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the preprinted text of this document, and which is not clearly visible, then the original approved document shall apply. The Norwegian Shipbrokers’ Association and SSL assume no responsibility for any loss or damage caused as a result of discrepancies between the original approved document and this document.

SECOND ORIGINAL OF TWO

Additional Clauses to Memorandum of Agreement dated 11 October 2006

“MATHILDE MÆRSK”

Clause 16	No Drydocking / Divers’ Inspection

No drydocking, but prior to delivery of the vessel, the Buyers have the right to arrange at their risk and expense an inspection of the vessel’s underwater parts by a class approved diver.

If the visibility underwater at the delivery port is considered insufficient by the diver(s) for the inspection to be carried out sufficiently, then the Sellers shall at their expense shift the vessel to waters in/outside port of delivery where water is suitable for the aforesaid underwater inspection to be carried out.

Should any damage be found to the vessel’s underwater parts that will impose a condition of the vessel’s present class then:

	1.	In case class imposes a condition but does not require drydocking before next scheduled drydocking, the Sellers shall pay to the Buyers the estimated cost to repair such damage in a way which is acceptable to class which to be the direct cost to repair such damage only, as per average quotation by two reputable independent repair yards in Hong Kong or Japan and one European Yard (incl. Mediterranean) as may be chosen by the Sellers. The amount agreed shall be deducted from the balance of the purchase money at the time of delivery.

	2.	In case class requires the vessel to be drydocked before next scheduled drydock, the Sellers shall drydock the vessel at their expense prior to delivery of the vessel to the Buyers and repair same to class satisfaction free of conditions / average damage.

The decision of the classification society as to whether underwater damage, if any, will impose any condition of class shall be final and binding on both parties.

In the event the vessel is required to be drydocked, the Sellers have the right to take the vessel from the intended delivery port and proceed directly, in ballast, to a port in the delivery area in Sellers’ option for the aforesaid drydocking / repairs to take place. The cancelling date shall be extended per day pro rata for the extra time taken to deliver the vessel due to ballasting / drydocking / repairs to be carried out to class’ satisfaction in accordance with this agreement. Any extension of cancelling date not to exceed 7 (seven) weeks more than those agreed. If suitable drydocks in vicinity of the intended delivery port are occupied resulting in unreasonable waiting time the Sellers shall have the option to fix the vessel for the shortest possible loaded voyage positioning the vessel for later drydock availability. It is to be understood that this is purely for positioning for drydocking. Such option only provided damage / class allow intermediate trading of the vessel in such case the cancelling date shall be extended to cover such laden voyage plus subsequent time required for positioning / drydocking / repairs—extensions on cancelling dates to be maximised to 7 (seven) weeks.

The Buyers have the right to attend the vessel at the drydock. The Buyers’ right to clean / paint and carry out other works whilst the vessel is in drydock at the Buyers’ risk and expense provided not interfering in the Sellers’ work and the Buyers’ work always subject to the Sellers’ superintendent’s supervision / directions.

In the event that the Buyers’ works are not completed prior to the time the Sellers have completed their required works, then the Sellers have the right to tender notice of readiness whilst the vessel is still in drydock provided they

SECOND ORIGINAL OF TWO

Additional Clauses to Memorandum of Agreement dated 11 October 2006

“MATHILDE MÆRSK”

are in all respects ready to deliver the vessel in accordance with this contract. Should the Buyers’ works still not be completed and the vessel is unable to leave drydock due to the Buyers’ works within 3 (three) banking days after the Sellers have tendered a valid notice of readiness, then the Buyers shall take delivery and pay for the vessel whilst remaining in drydock. Costs for docking / undocking shall be for the Sellers’ account. However, any extra time spent in drydock after valid notice of readiness tendered by the Sellers shall be for the Buyers’ account.

Clause 17	Representatives

Once the MoA has been signed and the 10% (ten) per cent deposit lodged the Buyers to have the right to place on board until delivery 5 (five) persons for familiarisation purposes and without interfering in the vessel’s operation.

The Buyers’ representatives are to sign the Sellers’ indemnity declaration form prior to embarkation. Such familiarisation to include review of planned maintenance and running hours records of machinery, equipment and systems. In any event the Buyers’ representatives are to board the vessel approximately 30 (thirty) days prior to the delivery of the vessel

Clause 18	Entire Agreement

This Agreement constitute the only and entire agreement between the parties and supersede and replace any prior written or oral agreements, representations, statements or understandings between the Buyers and the Sellers relating to it’s subject matter.

Each party confirms that it has not entered into this Agreement on the basis of any representation or statement which is not expressly incorporated into this Agreement. Without limiting the generality of the foregoing, neither party shall have any remedy in respect of any untrue representation or statement made to him upon which he may have relied in entering into this Agreement, and a party’s only remedy is for breach of contract. However, nothing in this Agreement purports to exclude liability for any fraudulent statement or act.

This Agreement shall not be released, discharged, supplemented, interpreted, amended, varied or modified in any manner except by an addendum in writing signed by a duly authorised representative of each of the parties to this Agreement.

Clause 19	Private & Confidential

The negotiations and a possible subsequent sale is to be kept strictly private and confidential except as required by applicable securities laws and stock exchange rules. However, should despite the efforts of all parties involved details of the sale become known or reported to the market, neither the Sellers nor the Buyers are to have the right to withdraw from the Agreement or fail to fulfil all their obligations under the agreed contract.

SECOND ORIGINAL OF TWO

Additional Clauses to Memorandum of Agreement dated 11 October 2006

“MATHILDE MÆRSK”

Clause 20	Vessel Description

Gearless container vessel.

TEU intake: 4809 teu

Stowage:
When 20 ft. containers are preferentially loaded with max. numbers and 40 ft. containers are secondarily loaded in the remaining space.

1491 units 20 x 8 x 8 feet 6 inches in holds and 299 units 40 x 8 x 8 feet 6 inches in holds.

1766 units 20 x 8 x 8 feet 6 inches on deck/hatchcovers and 477 units 40 x 8 x 8 feet 6 inches on deck/hatchcovers.

FEU intake:
2322 units 40 x 8 x 8 feet 6 inches and 87 units 20 x 8 x 8 feet 6 inches

Stowage:
When 40 ft. containers are preferentially loaded with max. numbers and 20 ft. containers are secondarily loaded in the remaining space.

1014 units 40 x 8 x 8 feet 6 inches in holds and 71 units 20 x 8 x 8 feet 6 inches in holds

1308 units 40 x 8 x 8 feet 6 inches on deck/hatchcovers and 16 units 20 x 8 x 8 feet 6 inches on deck/hatchcovers.

45 feet intake:
752 units of 45ft. containers can be loaded in bays 6, 10, 14, 18, 22, 26, 30, 34, 38, 42, 46, 54, 58, 62, 66 and 70 in lieu of 752 units of 40 ft. containers.

Maximum 752 45 ft. units on deck, none in holds.

High cube intake (40 x 8 x 9 feet 6 inches) in holds:
850 units 40 x 8 x 9 feet 6 inches.

Reefer container intake:
495 reefer sockets whereof 274 on deck and 221 in holds

Stability:
About 3162 TEUs of 14 metric tons homogeneously laden.
(Summer draught).

Point loads:
Tanktop—20 feet container: 195.1 tons/each except mid centre in hold 3-17 – 48. 8 tons/each
40 feet container: 243, 9 tons/each
All Hatches : 81. 3/111, 8 mt per 20 feet/40 feet stack.
For 45 ft. containers load not to exceed: 111.8 mt (aftermost bay)

SECOND ORIGINAL OF TWO

Additional Clauses to Memorandum of Agreement dated 11 October 2006

“MATHILDE MÆRSK”

Fittings:
40 ft. cells in all holds. Fully fitted with all necessary lashings/fittings to secure a full load of TEUs/FEUs in holds and on deck/hatchcovers.

Main engine: MITSUI MAN B&W 10K90MC - 39400 kW (MCR)
Generators: 3 off MAN B&W - 8L28/32 each 1600 kW
Steam Generator / Power turbine generator: Peter Brotherhood/MAN 3100 kW at 90 % MCR
Aux. Generator: Caterpillar 3512 at 1070 kW
Bow thruster: KAMEWA 2400D/BAS-CP - 20 ton
Stern thruster: KAMEWA 2400D/BAS-CP – 20 ton
Finn Stabilizers : Brown Brothers

Shaft generator: Siemens 3000 kW
Shaft generator plant can either operate in PTO or PTI mode utilizing main engine waste heat for Propulsion.

Bunker Capacity:
MDO total “100%” (Density 0.900): 368.3 m3
FO total “100%” (Density 0.980): 5826.6 m3

Speed/Main engine consumption at design draft 12.2 m.:
About 22.50 knots on about 153.0 metric tons HFO per day plus fuel treatment MDO consumption.

Speed/Main engine consumption at scantling draft 13.5 m.:
About 22.00 knots on about 154.7 metric tons HFO per day plus fuel treatment MDO consumption.

Above speed always subject to: Even keel, clean bottom, and in calm weather not exceeding Beaufort scale 3.

Generator HFO consumptions at sea and in port excluding reefer units:
About 6.0 metric tons per day.

All HFO consumption’s for the main engine and the auxiliary engines are based on ISO-F RMK55 of 700 CST at 50 degrees Celsius per 24 hours including normal tank heating.

Vessel being built with LRS class +100a1 container ship, +lmc, ums, nav1, shipright, (sda, fda, cm).

Principal Dimensions:
Length O.A.: 294.12m
Length B.P.: 284.72 m
Breadth, moulded: 32.22 m
Depth, moulded: 21.50 m
Deadweight/draft: Summer DW 60640 mt draft 13.52 m

Distribution of hatches/holds:
Holds/hatches: 1-17
Hatch dimension:	length/breadth:
No. 1 centre	13.59 m/8.31 m
No. 2 port and stb	13.59 m/5.795 m
No. 2 centre	13.59 m/8.31 m
No. 3 port, stb and centre	13.59 m/8.31 m
No. 4-7 port and stb	13.59 m/10.859 m
No. 4-7 centre	13.59 m/8.31 m
No. 8-10 port and stb	15.006 m/10.859 m
No. 8-10 centre	15.006 m/8.31 m

SECOND ORIGINAL OF TWO

Additional Clauses to Memorandum of Agreement dated 11 October 2006

“MATHILDE MÆRSK”

No. 11-17 port and stb	13.59 m/10.859 m
No. 11 -12 and 14-17 centre	13.59 m//8.31 m

Miscellaneous:
Satellite communication
Container loading computer
CO2 fitted in holds
Panama/Suez canal fitted.
TEU/FFE intakes are subject to Panama regulations.

All figures “about” and given in good faith.

This Agreement has been drawn up and executed in 2 (two) originals, 1 (one) of which is to be retained by the Sellers and 1 (one) of which is to be retained by the Buyers.

SECOND ORIGINAL OF TWO

A D D E N D U M   No. 1

TO THE MEMORANDUM OF AGREEMENT

REGARDING M.V. “MATHILDE MÆRSK”

(THE “VESSEL”)

BETWEEN

A.P. MØLLER - MÆRSK A/S

(THE “SELLERS”)

AND

SEASPAN CORPORATION

(THE “BUYERS”)

1. CLOSING DOCUMENTS

With reference to the Memorandum of Agreement dated 11 October 2006 made between the Sellers and the Buyers regarding the sale of “MATHILDE MÆRSK” the following has been agreed:

It is mutually agreed between the Buyers and the Sellers that the following documents shall be exchanged at the time of delivery.

SELLERS’ DOCUMENTATION:

A)	One original Bill of Sale in English form 10A evidencing the transfer of the vessel from the Sellers to the Buyers free from liens, debts, mortgages or any encumbrances evidencing the transfer of the vessel from the Sellers to the Buyers, duly notarised.

B)	Power of Attorney duly notarised issued by the Sellers authorising their named representative(s) to effect the sale and transfer of the vessel to the Buyers pursuant to the Memorandum of Agreement.

C)	Transcript of Registry from the vessel’s registry dated not earlier than 7 Danish working days prior the date of delivery evidencing the ownership of the vessel and that the vessel is free from registered encumbrances.

D)	Confirmation of Class issued by the vessel’s Classification Society dated no earlier than 7 Danish working days prior to the date of delivery.

E)	A written letter of undertaking from the Sellers to effect deletion from the vessel’s registry forthwith and furnish a Certificate or other official evidence of deletion the Buyers soonest after the delivery latest within 30 days after the vessel has been delivered to the Buyers.

F)	One original commercial invoice duly signed relating to the purchase and containing the purchase price of the vessel.

G)	One original invoice duly signed relating to the quantities/prices of remaining lubricating oils on board.

H)	One original Protocol of Delivery and Acceptance duly signed by the Buyers’ and the Sellers’ representatives at the place of closing.

I)	Written confirmation duly signed by the Sellers confirming that to the best of Seller’s knowledge the vessel is not blacklisted by any country at time of delivery.

J)	Letter of undertaking from the Sellers to provide original Continuous Synopsis Record (CSR) deletion document from the Sellers registry within 30 days after the vessel has been taken over by the Buyers.

K)	Any such documents as may be reasonably required by the competent authorities for the purpose of registering. This to be presented by the Buyers to the Sellers no later than 7 days prior to delivery for the Sellers to confirm if possible.

Draft of the Sellers’ documents, where possible, to be presented to the Buyers’ minimum 15 (fifteen) days before closing for comments.

BUYERS’ DOCUMENTATION:

A)	Extract copy of the Buyers’ Board resolution duly notarially attested authorising the purchase of the Vessel from the Sellers and execution of the Agreement and empowering a representative(s) to effect the purchase.

B)	Power of Attorney issued by the Buyers duly notarially attested authorising their named representative(s) to effect the purchase of the vessel from the Sellers pursuant to the Agreement.

Draft of the Buyers’ documents to be presented to the Sellers minimum 15 (fifteen) days before closing for comments.

All other terms of the Memorandum of Agreement to remain unchanged.

IN WITNESS HEREOF, the parties hereto have caused this addendum to be executed by their respective authorised representatives on 11 October 2006.

For and on behalf of the Sellers:	For the Buyers:
A.P. Møller - Mærsk A/S	Seaspan Corporation

/S/ A.P. MØLLER	/S/ GERRY WANG

To:

HSBC Bank plc

Corporate Banking, Transport & Logistics

Level 24, 8 Canada Square

London, E14 5HQ

Joint Account number 60434862 in respect of Proposed Sale and Purchase of a Vessel.

HSBC Bank plc (the “Bank”) is hereby requested to open a Joint Account (the “Account”) in the names of A.P. Møller - Mærsk A/S (the “Seller”) and Seaspan Corporation (the “Buyer”), the purpose of which is to hold certain funds (the “Deposit”) in respect of the proposed sale of the vessel “MATHILDE MÆRSK” (the “Vessel”) by the Seller to the Buyer as per Memorandum of Agreement dated 11 October 2006.

It is hereby acknowledged that the Bank agrees to open the Account in United States Dollars, bearing interest at a rate to be determined by the bank and varied from time to time at the Bank’s sole discretion, subject to acceptance of each of the Seller and the Buyer to the following Terms and Conditions:

1. The Bank is hereby authorised to:

a) to honour any orders to withdraw all or any part of the Deposit; and

b) to act on any instructions with regard to the Deposit and the Account

Provided that such instructions are received by the Bank in writing and signed on behalf of each of the Seller and the Buyer by any one of the person(s) authorised in accordance with the Powers of Attorney to be supplied by the Seller and the Buyer. Such instructions may be jointly signed on one document or signed in counterpart.

2. In the absence of instructions from each of the Seller and the Buyers described in paragraph 1 above or in the event that the Bank receives conflicting or ambiguous instructions from one or both of the Seller and the Buyer, whether before, at the time of or after the closing of the proposed sale and purchase of the Vessel and whether or not the sale and purchase of the vessel has been completed, the Bank will not disburse all or any part of the Deposit unless it is in receipt of evidence satisfactory to it that in doing so it will be complying with the terms of an order of a competent Court.

3. In consideration of the Bank agreeing to open and operate the Account, the standard commission rate is USD 7,000 and will be payable, equally split between the Buyer and the Seller.

i) In the event that the Bank is in receipt of instructions of the type described in Paragraph 2 which require the Bank not to make a disbursement of all or any part of the deposit otherwise than as contemplated in Paragraph 2, the Seller and the Buyer agree to reimburse any reasonable and direct costs incurred by the Bank in connection herewith, including but not limited to legal and other fees and expenses.

The Bank is hereby authorised to deduct any such sums referred to in i) above from the Deposit if not reimbursed to the Bank on demand separately by either or both of the Seller or the Buyer.

4. The Account will, subject to Paragraph 5, be opened by the Bank upon its receipt of this request, jointly signed on behalf of each of the Seller and the Buyer below or in counterparts.

5. The Bank reserves the right to require such additional evidence as it may in its sole discretion deem necessary to validate the authority of the individuals signing this request on behalf of either the Seller and/or the Buyer.

6. In the performance of its obligations herein contained the Bank shall not be liable for any act taken or omitted by it in good faith and in exercise of its own reasonable judgement.

7. The Account is to be closed when the Deposit balance has become zero as a result of instructions or actions taken in accordance with paragraphs 1,2 or 3.

These authorities and the terms and conditions herein contained shall be governed by and be construed in accordance with English law and the Seller and the Buyer hereby irrevocably submit to the non-exclusive jurisdiction of the English courts.

Yours faithfully,

Signed for and on behalf of

The Sellers:	The Buyers:

A.P. Møller - Mærsk A/S	Seaspan Corporation

/S/ A.P. MØLLER	/S/ GERRY WANG